FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Kolibri Global Energy Inc. (the "**Company**")
3623 Old Conjeo Road, Suite 207,
Newbury Park, California 91320

Item 2. Date of Material Change

January 24, 2022

Item 3. News Release

A news release was disseminated through Canada Newswire on January 24, 2021 and subsequently filed under the Company's profile on SEDAR.

Item 4. Summary of Material Change

The Company provided additional details of its rights offering (the "Offering"), which expired on December 29, 2021 and raised gross proceeds of approximately CAD$8.6 million.

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

To the knowledge of the Company, only Polygon Global Partners LLP ("Polygon") became an insider pursuant to the Offering, which expired on December 29, 2021. New and existing insiders, as a group, acquired an aggregate of 15,520,080 shares pursuant to basic subscription privileges and 50,327,366 shares pursuant to additional subscription privileges.

The Company issued a total of 32,017,670 common shares under basic subscription privileges and a total of 87,647,375 common shares under additional subscription privileges in the Offering. In addition, 3,571,428 common shares were issued to Polygon pursuant to the Company's Stand-By Commitment Agreement with Polygon, which were in addition to the common shares acquired by Polygon under its basic subscription privilege and additional subscription privilege.

The total number of issued and outstanding common shares of the Company upon completion of the Offering is 356,159,098.

The Offering raised gross proceeds of approximately CAD$8.6 million. The Company intends drill and complete two wells in its Tishomingo Field, Oklahoma using proceeds from the Offering together with US$2,000,000 to be borrowed pursuant to a committed increase to the Company's credit facility borrowing base if certain other conditions are satisfied, as set out in in more detail in the Company's rights offering circular dated November 23, 2021.

This material change report does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. No offer, solicitation or sale of these securities shall be made

in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

There is no information of a material nature that has been omitted.

Item 8. Executive Officer

Wolf Regener
Chief Executive Officer
+1 (805) 484-3613

Item 9. Date of Report

January 26, 2022

Cautionary Note Regarding Forward-Looking Information: *Certain statements contained in this material change report constitute "forward-looking information" as such term is used in applicable Canadian securities laws and "forward-looking statements" as such term is used in the United States, including statements regarding the Company's intended use of the proceeds of the Offering, its ability to drill and complete two wells in Oklahoma, the satisfaction of conditions precedent to increase the Company's credit facility, and the increase to the Company's credit facility on favorable terms. Forward-looking information and statements are based on plans and estimates of management and interpretations of data by the Company's technical team at the date the data is provided and is subject to several factors and assumptions of management, including that the Offering will provide sufficient liquidity to support the Company's intended use of the proceeds therefrom. Forward-looking information and statements are subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information or statements in this material change report to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, the risk that the Offering will not provide the expected liquidity or benefits to the Company's business or operations, risks that could cause the Company to allocate the proceeds of the Offering in a manner other than as disclosed, including all of the risks related to the Company's business, financial condition, result of operations and cash flows and those factors*

detailed from time to time in the Company's interim and annual financial statements and management's discussion and analysis of those statements, all of which are filed and available for review on sedar.com. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.